DATED  16 SEPTEMBER 2016
(1) CDI CORPORATION
AND
(2) ANDERSELITE HOLDINGS LTD

AGREEMENT FOR THE SALE AND
PURCHASE OF CDI ANDERSELITE LIMITED

160 Queen Victoria Street
London EC4V 4QQ, UK
Tel: +44 (0) 20 7184 7000
Fax: +44 (0) 20 7184 7001

TABLE OF CONTENTS

Page

1.	INTERPRETATION	1
2.	SALE AND PURCHASE	5
3.	CONSIDERATION	5
4.	COMPLETION	6
5.	WARRANTIES	6
6.	BUYER WARRANTIES	6
7.	SEPARATION ISSUES	7
8.	CONFIDENTIALITY	8
9.	RESTRICTIVE COVENANT	9
10.	ANNOUNCEMENTS	10
11.	ASSIGNMENT	10
12.	COSTS	11
13.	NO SET OFF	11
14.	WITHHOLDING TAX AND GROSSING-UP	11
15.	INTEREST	11
16.	EFFECT OF COMPLETION	11
17.	FURTHER ASSURANCE	12
18.	ENTIRE AGREEMENT	12
19.	INVALIDITY	12
20.	VARIATION AND WAIVER	12
21.	THIRD PARTY RIGHTS	13
22.	COUNTERPARTS	13
23.	NOTICES	13
24.	GOVERNING LAW AND JURISDICTION	14
25.	AGENT FOR SERVICE OF PROCESS	15
SCHEDULE 1 TARGET GROUP DETAILS		16
SCHEDULE 2 BUYER DETAILS		17
SCHEDULE 3 COMPLETION		19
SCHEDULE 4 WARRANTIES		22
SCHEDULE 5 LIMITATION OF LIABILITY		24
SCHEDULE 6 PROPERTIES		28
APPENDIX 1 CDI INTERCOMPANY LOANS DISCHARGE NOTICE		29
APPENDIX 2 TRANSITIONAL SERVICES AGREEMENTS		30
APPENDIX 3 INTERCOMPANY EXPENSE SETTLEMENT NOTICE		31

i

THIS AGREEMENT is made on 16 September 2016
BETWEEN:

(1)
CDI CORPORATION, a company incorporated in the USA under the laws of the State of Pennsylvania, having its registered office at 1735 Market Street, Suite 200, Philadelphia, Pennsylvania, 19103 USA (the “Seller”); and

(2)	ANDERSELITE HOLDINGS LTD, a company registered in England (registered no. 10318161), whose registered office is at 2nd Floor, Enterprise House, Ocean Village, Southampton SO14 3XB (the “Buyer”).
WHEREAS:

(A)	The Seller wishes to sell and transfer the Shares (as defined below) and the Buyer wishes to purchase the Shares from the Seller on the terms of this Agreement.
IT IS AGREED as follows:

1.	INTERPRETATION

1.1.	In this Agreement, unless the context otherwise requires, the following terms shall have the following meanings:

BAML Indebtedness	all amounts owing by any Target Company (together with all outstanding interest, redemption or pre-payment amounts, premiums or penalties) to Bank of America Merrill Lynch;
Business Day	any day other than a Saturday, Sunday or English public or bank holiday;
Buyer’s Group	the Buyer and its subsidiary undertakings from time to time (including, with effect from Completion, each Target Company);
CDI Discharge Notice	the notice in the agreed form set out in Appendix 1 to be issued by CDI Professional Services, Ltd. to the Target and the Buyer confirming repayment of the CDI Intercompany Loans;
CDI Intercompany Loans	the loan owed by the Target to CDI Professional Services, Ltd. pursuant to the CDI Intercompany Loan Agreements (being, as at 16 September 2016, £10,135,463.55 and £ 58,527.32 in accrued interest);
CDI Intercompany Loan Agreements	the loan agreements in relation to the CDI Intercompany Loans dated 24 December 2014 and 17 March 2016 and between the Target and CDI Professional Services, Ltd.;
Claim	any claim made by the Buyer pursuant to the Warranties;
Companies Act	the Companies Act 2006;
Completion	completion of the sale and purchase of the Shares in accordance with clause 4;

Completion Date	the date on which Completion occurs;
Confidential Information
in relation to the Seller’s Group and the Target’s Group respectively, all information (whether oral or recorded in any medium) relating to that Group’s business, financial or other affairs (including future plans and targets of that Group) which is treated as confidential by that Group or is by its nature confidential or which is not in the public domain and the terms of this Agreement or any of the Transaction Documents;

Encumbrance
any mortgage, charge (fixed or floating), pledge, lien, hypothecation, trust, right of set-off or other third party right or interest (legal or equitable) including any right of pre-emption, assignment by way of security, reservation of title or any other security interest of any kind however created or arising or any other agreement or arrangement (including a sale and repurchase agreement) having similar effect or any agreement to create any of the foregoing;

Intercompany Expense	the net balance of net intercompany expense outstanding as at the Completion Date between the Target and the Seller (being £30,512.05 owed by the Target to the Seller as at the Completion Date);
Intercompany Expense Settlement Notice	the notice in the agreed form set out in Appendix 3 to be issued by the Seller to the Target and the Buyer confirming payment of the Intercompany Expense;
Loan Note	5%/8% interest bearing loan note constituted by the Loan Note Instrument;
Loan Note Instrument	the instrument in the agreed form to be executed by the Buyer and which constitutes a £1,750,000 in principal nominal amount of 5%/8% interest bearing loan note;
Losses
all direct losses, liabilities, fines, penalties and costs (including reasonable legal costs), charges, expenses, actions, proceedings, claims and demands, excluding all indirect and consequential loss (including loss of profit, loss of production, loss of business and loss of anticipated savings or revenue);

Managers	Simon Trippick and Steve Smith;
New Warrants
19,990 warrants of the Buyer representing on exercise, pursuant to their terms, 19,990 ordinary shares of £0.01 each in the capital of the Buyer representing 19.99% of the fully diluted share capital of the Buyer;

Notice	as defined in clause 23.1;
Properties	the properties described in Schedule 6 or any part(s) thereof;

Receivables Finance Agreement
the receivables finance agreement in relation to the sterling invoice discounting facility dated 16 September 2016 between the Target and Lloyds Bank Commercial Finance Limited for a maximum amount of £10,000,000;

Records	as defined in clause 7.5.1;
Restricted Business	as defined in clause 9.1.1;
Seller Agent	as defined in clause 25.1;
Seller's Group	the Seller, its holding companies and its subsidiary undertakings and the subsidiary undertakings of such holding companies from time to time;
Seller’s Marks and Logos	as defined in clause 7.2;
Seller’s Solicitors	Dechert LLP of 160 Queen Victoria Street, London, EC4V 4QQ;
Shares	the 20,000 ordinary shares of £0.01 each in the capital of the Target comprising the entire issued share capital of the Target;
Subscription and Shareholders' Agreement	the subscription and shareholders' agreement in relation to the Buyer dated on or about the date of this Agreement between the Managers, the Seller and the Buyer;
Subsidiary	CDI Contractor Services Limited, details of which are set out in Part B of Schedule 1;
Target	CDI AndersElite Limited, details of which are set out in Part A of Schedule 1;
Target Company	any member of the Target Group;
Target Group	together, the Target and the Subsidiary;
Tax Authority	HM Revenue & Customs or any other revenue, governmental, customs or fiscal, authority, body or person, whether of the United Kingdom or elsewhere competent to impose, assess or collect any Taxation;
Tax Claim	any claim by the Buyer pursuant to the Tax Deed;
Tax Deed	the tax deed to be entered into at Completion between the Seller and the Buyer;
Taxation or Tax
any form of tax, levy, duty, rate, contribution, charge, impost, hypothecation, deduction, or withholding whether governmental, statutory, state, provincial, local governmental or municipal whenever created or imposed and whether of the United Kingdom or elsewhere and all charges, surcharges, interest, penalties and fines relating thereto;

Third Party	as defined in clause 21.1;
Transaction Documents
this Agreement, the Tax Deed, the Transitional Services Agreements, the Subscription and Shareholders' Agreement and any other documents to be entered into pursuant to this Agreement and/or any such documents;

Transitional Services	the provision and receipt of services to and from the Target and the Seller, on a temporary basis, as set out in the Transitional Service Agreement;
Transitional Services Agreements	the agreements between the Target and the Seller for the provision of the Transitional Services in the agreed form set out in Appendix 2; and
Warranties	the warranties in the terms set out in Schedule 4 and which are made by the Seller pursuant to clause 5.

1.2.	In this Agreement, unless the context otherwise requires:

1.2.1.	references to a party mean a party to this Agreement and shall include its permitted assignees (if any) and/or the successors in title to that part of its undertaking which includes this Agreement;

1.2.2.
references to a person shall include any natural person, individual, company, unincorporated association, firm, partnership, trust, government, state or agency of a state, and any undertaking (in each case, whether or not having separate legal personality and irrespective of the jurisdiction in or under the laws of which it was incorporated or exists);

1.2.3.	references to a company shall include any company, corporation or any body corporate (in each case, irrespective of the jurisdiction in or under the laws of which it was incorporated or exists);

1.2.4.	references to one gender shall include all genders and references to the singular shall include the plural and vice versa;

1.2.5.	a person shall be deemed to be connected with another if that person is connected with such other within the meaning of section 1122 of CTA 2010;

1.2.6.	the words subsidiary, holding company, subsidiary undertaking, parent undertaking, undertaking and group shall have the same meanings in this Agreement as in the Companies Act;

1.2.7.	references to a statute or statutory provision shall include:

(a)	that statute or provision as from time to time amended, modified, re-enacted or consolidated whether before or after the date of this Agreement;

(b)	any past statute or statutory provision as from time to time amended, modified, re-enacted or consolidated which that statute or provision has directly or indirectly replaced; and

(c)	any subordinate legislation made from time to time under that statute or statutory provision;

1.2.8.
references to any English legal term (including any statute, regulation, by-law or other requirement of English law) shall, in respect of any jurisdiction other than England, be construed as references to the term or concept which most nearly corresponds to it in that jurisdiction;

1.2.9.	references to any time of day or date shall be construed as references to the time or date prevailing in London, England;

1.2.10.
references to this Agreement shall include the Schedules (and the Schedules form part of the operative provisions of this Agreement and shall have the same force and effect as if expressly set out in the body of this Agreement);

1.2.11.	references to clauses, Schedules, paragraphs or Parts are (unless otherwise stated) to clauses of and schedules to this Agreement and to paragraphs and parts of the Schedules;

1.2.12.	the index to and the headings in this Agreement are for convenience only and shall not affect its meaning;

1.2.13.	references to documents in the agreed form are documents in the form agreed by the parties and initialled by or on behalf of them for identification on the first page of any such document;

1.2.14.	references to writing or written includes faxes and e-mail;

1.2.15.	references to a document are to that document as varied or novated (in each case, other than in breach of the provisions of this Agreement) at any time; and

1.2.16.	any phrase introduced by the terms including, include, in particular or any similar expression shall be construed as illustrative and shall not limit the sense of the words introduced by those terms.

2.	SALE AND PURCHASE

2.1.
At and with effect from Completion, the Seller shall sell the Shares free from all Encumbrances and the Buyer shall buy the Shares with effect from and including the Completion Date, together with all rights and advantages attaching or accruing to them on or after that date (including the right to receive all dividends, distributions or any return of capital declared, paid or made by the Target on or after that date).

2.2.	Neither the Seller nor the Buyer shall be obliged to complete the purchase of any of the Shares unless the purchase of all the Shares is completed simultaneously in accordance with this Agreement.

3.	CONSIDERATION

3.1.	The consideration for the sale and purchase of the Shares shall be the issue by the Buyer at Completion of the New Warrants to the Seller.

3.2.
If any payment is made by the Seller to the Buyer in respect of any Claim or Tax Claim, the payment shall be made by way of adjustment to the consideration to be paid pursuant to clause 3.1 and the consideration so paid shall be deemed to have been reduced by the amount of such payment.

4.	COMPLETION

4.1.	Completion shall take place at the offices of the Seller’s Solicitors, immediately following execution of this Agreement.

4.2.	At Completion the Seller and the Buyer shall comply with their respective obligations set out in Schedule 3.

5.	WARRANTIES

5.1.	The Seller warrants to the Buyer in the terms of the Warranties, as at the date of this Agreement.

5.2.
Each of the Warranties shall be construed as separate and independent, and (unless expressly provided to the contrary) shall not be limited by the terms of any of the other Warranties or by any other term of this Agreement.

5.3.
Each of the Warranties applies (where the context so permits) in relation to the Subsidiary as it applies to the Target and references to the Target in such Warranties shall be deemed to include references to the Subsidiary.

5.4.	The Warranties shall continue in full force and effect notwithstanding Completion.

5.5.
The only Warranties given by the Seller in respect of or relating to the Target and the Subsidiary are contained in Schedule 4, and no Claim which could be brought within any of the Warranties specified in this clause 5.5 shall be brought except under one of those Warranties.

5.6.	In addition to the limitations set out in this clause 5, the liability of the Seller shall be limited in the circumstances and to the extent set out in Schedule 5.

6.	BUYER WARRANTIES

6.1.	The Buyer warrants that:

6.1.1.
it is entering into this Agreement and the other Transaction Documents on its own behalf and not on behalf of any other person(s) and it has full power and authority and has obtained all corporate authorisations and all other applicable governmental, statutory, regulatory and other consents, approvals or licences required to enter into and perform the obligations expressed to be assumed by it under this Agreement and each other Transaction Document;

6.1.2.
the obligations expressed to be assumed by it under this Agreement and the other Transaction Documents are (or, when the relevant document is executed, will be) legal, valid, binding and enforceable against it in accordance with their terms;

6.1.3.	the execution, delivery and performance by it of this Agreement and each other Transaction Document will not:

(a)	result in a breach of, or constitute a default under, any agreement or arrangement to which it is a party or by which it is bound or under its constitutional documents; or

(b)	result in a breach of any law or order, judgement or decree of any court, governmental agency or regulatory body to which it is a party or by which it is bound;

6.1.4.	the legal and beneficial ownership of the whole of the allotted and issued share capital of the Buyer is as set out in Schedule 2;

6.1.5.	the issued shares of the Buyer are fully paid or credited as fully paid;

6.1.6.
the creation, issue and allotment of the New Warrants in the manner proposed by this Agreement will comply with the Buyer's articles of association, relevant corporate statutes and all other statutes and regulations applicable to the issue of new shares in the Buyer;

6.1.7.	the New Warrants will be duly authorised and validly issued by the Buyer;

6.1.8.	the Loan Note will be duly authorised and validly issued and free from all Encumbrances;

6.1.9.	there are no other share classes in the Buyer other than ordinary shares;

6.1.10.	no order has been made, petition presented or resolution passed for its winding up or for the appointment of a provisional liquidator of it;

6.1.11.
it has not been and is not in administration (as defined in schedule B1 of the Insolvency Act 1986) and no step (including the service of any notice or the filing of any document(s)) has been taken under schedule B1 of the Insolvency Act 1986 by any person to place it in administration;

6.1.12.	no receiver, receiver and manager or administrative receiver has been appointed of the whole or part of its business or assets;

6.1.13.
no voluntary arrangement under Part 1 of the Insolvency Act 1986 has been proposed or approved in respect of it. No compromise or arrangement under section 895 of the Companies Act has been proposed, agreed to or sanctioned in respect of it. It has not entered into any compromise or arrangement with its creditors or any class of its creditors generally;

6.1.14.
it is not unable to pay its debts within the meaning of section 123 of the Insolvency Act 1986 (but for this purpose ignoring the reference to “if it is proved to the satisfaction of the court that” in section 123(1)(e) and 123(2))”;

6.1.15.	it has not stopped paying its debts as they fall due;

6.1.16.	no distress, execution or other process relating to insolvency has been levied on any of its assets; and

6.1.17.	no action is being taken by the Registrar of Companies to strike it off the register under sections 1000 to 1002 of the Companies Act.

7.	SEPARATION ISSUES

7.1.	The Buyer shall procure that, within 15 Business Days of Completion:

7.1.1.
evidence, reasonably satisfactory to the Seller, showing that the name of the Target has been changed to remove any reference to "CDI" or any confusingly similar reference, is delivered to the Seller; and

7.1.2.
evidence, reasonably satisfactory to the Seller, showing that the name of the Subsidiary has been changed to remove any reference to "CDI" or any confusingly similar reference, is delivered to the Seller.

7.2.	Subject to clause 7.3, the Buyer, for itself and the Buyer’s Group, acknowledges and agrees that the Buyer is not purchasing, acquiring or otherwise obtaining any right, title or interest in or to any trade or service mark, business or domain name, design or logo, which is used or owned by any member of the Seller's Group including, without limitation, the “CDI” and MRI” marks and logos but, for the avoidance of doubt, excluding the AndersElite names, marks and logos (the “Seller’s Marks and Logos”) and the Buyer agrees that save as provided in clause 7.3, it shall not use any of the Seller’s Marks and Logos following the Completion Date.

7.3.
Notwithstanding clause 7.2, the Buyer's Group may, for a period of 60 Business Days after the Completion Date and subject to clause 7.4, use the Seller’s Marks and Logos on its stationary, invoices or other similar paper goods or supplies, advertising and promotional materials, service literature or computer programs or like materials or identifying signs on any of the Properties in the same manner as immediately prior to the Completion Date provided that it shall use its commercially reasonable efforts to minimise such use and to cease such use and instead to use and apply its own marks and logos. The Buyer shall not reorder, produce or reproduce any materials incorporating any of the Seller’s Marks and Logos after Completion.

7.4.
The Buyer acknowledges that damages may not be an adequate remedy in the event that a breach of clauses 7.2 and 7.3 occurs and the Buyer agrees that the Seller shall not be restricted, prohibited or limited, in any way, from seeking equitable remedies in respect of such a breach.

7.5.	For the period of one year from the Completion Date, the Buyer shall ensure that each Target Company:

7.5.1.
preserves all material books of account, records, documents and information of or relating to any Target Company (in whatever form) which are in the possession of that Target Company at Completion (the “Records”); and

7.5.2.
shall on being given reasonable notice (and subject to there being no material interruption to the ordinary operation of the Target Group or any part of it) provide the Seller with reasonable access during normal business hours to the relevant personnel who have within their knowledge facts or information relating to the Records and/or provide copies of or extracts from such Records by e-mail or post (in each case at the Seller’s expense) to the Seller, to enable it to complete its accounts or Tax returns, to complete the Sarbanes-Oxley audit review which is currently being performed by the Seller or to comply with any law or any competent judicial or regulatory authority or any relevant recognised investment exchange to whose rules the Seller or a member of its group is subject, wherever situated, whether or not such requirement has the force of law.

8.	CONFIDENTIALITY

8.1.
Each party shall (and shall procure that each other member of its group and their respective officers, employees, agents and advisers shall) in all respects keep confidential and not at any time disclose or make known in any way to any person or use for its own or any other person’s benefit or to the detriment of the other party or any member of the other party’s Group any Confidential Information of that other party and/or its Group.

8.2.	Provided that in respect of the obligations set out in clause 8.1:

8.2.1.	such obligation shall not apply to information which becomes publicly available (other than through a breach of this clause 8);

8.2.2.
each party shall be entitled at all times to disclose such information as may be required by law or by any competent judicial or regulatory authority or by any recognised investment exchange to whose rules such party or any member of its group is subject, provided that, so far as practicable, the party with the requirement to disclose shall notify the other party prior to making any such disclosure under this clause 8.2.2; and

8.2.3.
each party shall be entitled to disclose to its officers, employees, agents or advisers such information as may be necessary to enable them to carry out their duties (conditional upon any such person being informed of the confidential nature of such information and agreeing to keep such information confidential for as long as such party is obliged to do so in accordance with this clause 8).

9.	RESTRICTIVE COVENANT

9.1.
The Seller hereby undertakes with the Buyer that it will not, and will procure that each member of the Seller’s Group will not, either directly or indirectly, solely or jointly with any other person (either on its own account or as the agent of any other person) and in any capacity whatsoever:

9.1.1.
for a period of three years from the Completion Date, within the United Kingdom, carry on or be engaged in or be concerned or interested in any business which is primarily involved in the provision of staffing services in the construction, housing developer, civil engineering in a building environment and trackside & non-trackside activities in the rail systems sectors (the “Restricted Business”);

9.1.2.
for a period of three years from the Completion Date induce, solicit or endeavour to entice to leave the service or employment of the Target Group, any person who during the period of 12 months prior to the Completion Date was an employee of any company within the Target Group;

9.1.3.	at any time entice or endeavour to entice any person to breach his contract for services with any Target Company;

9.1.4.
except as required by law, at any time do or say anything with the deliberate intention of leading any customer who, during the period of 12 months prior to the Completion Date, received services in relation to the Restricted Business in the United Kingdom from the Target Group, to withdraw from or cease to do business with, or to materially reduce the amount of business it transacts with, the Target Group;

9.1.5.
at any time do or say anything with the deliberate intention of leading any supplier who, during the period of 12 months prior to the Completion Date, supplied goods or services to the Target Group, to withdraw from or cease to do business with, or to materially reduce the amount of business it transacts with, the Target Group; or

9.1.6.
use any trade or domain name or e-mail address used by any Target Company at any time during the two years prior to the Completion Date or any other name intended or likely to be confused with any such trade or domain name or e-mail address.

9.2.
The Seller agrees that the restrictions contained in this clause 9 are no greater than is reasonable and necessary for the protection of the interests of the Buyer but if any such restriction shall be held to be void but would be valid if deleted in part or reduced in application, such undertaking shall apply with such deletion or modification as may be necessary to make it valid and enforceable.

9.3.
Nothing in clauses 9.1.2 or 9.1.3 shall prevent the Seller from placing or procuring the placing of any bona fide recruitment advertisement for employees and communication with or the recruitment or employment of any person who, unsolicited by the Seller, responds to such advertisement.

9.4.	Nothing in this clause 9 shall prevent or otherwise restrict the Seller from:

9.4.1.
carrying on or being engaged, concerned, interested or otherwise involved in any business or operation conducted by the MRI Network (a franchise organization providing executive search services for mid to senior level positions), including, in connection therewith, any franchise undertaking, operating or doing business within the United Kingdom;

9.4.2.
holding shares for financial investment purposes only, unless such investment grants the member of the Seller’s Group, directly or indirectly, management functions or any material influence in the entity in which such shareholding is held;

9.4.3.
acquiring in whole or in part, another business, a part of which is engaged in a Restricted Business, provided that, the relevant member of the Seller’s Group, uses its best endeavours to dispose of that part of the business which is engaged in a Restricted Business, within 12 months of such acquisition or, if such disposal is not achieved within such time period, to dispose of the Restricted Business as soon as practicable thereafter; or

9.4.4.
holding, for investment purposes, shares quoted or dealt on a recognised investment exchange in any company carrying on a business which directly competes with the business of the Target Group as long as not more than five per cent. of the shares of any class of any such company is indirectly or directly held.

10.	ANNOUNCEMENTS

10.1.	Other than:

10.1.1.
as required by law or by any competent judicial or regulatory authority or by any recognised investment exchange to whose rules the Seller is subject, in which case the provisions of clause 10.2 shall apply; or

10.1.2.	those matters set out in the press release in the agreed form; or

10.1.3.
announcements, communications or circulars made or sent by or on behalf of the Buyer and/or any other member of the Buyer’s Group after Completion to customers, clients or suppliers of any Group Company, to the extent that it informs them only of the Buyer’s acquisition of the Shares and the Target Group, no announcement or circular in connection with the existence, terms or the subject matter of this Agreement shall be made, issued or permitted by or on behalf of the Seller (or any member of the Seller’s Group) or by the Buyer (or any member of the Buyer’s Group) without the prior written approval of both the Seller and the Buyer.

10.2.
For the purposes of clause 10.1.1, where the Seller has an obligation to make an announcement or issue a circular it shall take all such steps as may be reasonable in the circumstances to notify the Buyer in advance of the contents of any such announcement and, unless otherwise agreed by the parties, any such required announcement shall only be made to such person(s) and in the manner required by such law, competent judicial or regulatory authority or recognised investment exchange.

11.	ASSIGNMENT

11.1.	Except as otherwise expressly provided in this Agreement, this Agreement is personal to the parties and accordingly neither the Seller nor the Buyer shall, without the consent of:

11.1.1.	the Seller (in the case of the Buyer); and

11.1.2.	the Buyer (in the case of the Seller),
assign, transfer or charge the benefit of all or any of its obligations under this Agreement, and/or any benefit arising to it under or out of this Agreement.

11.2.
Notwithstanding clause 11.1, the Seller may assign this Agreement to a Permitted Assignee without the Buyer’s written consent provided that the Seller remains liable to the Buyer for the performance of its assignee’s obligations under this Agreement.

11.3.	For the purposes of clause 11.2, a "Permitted Assignee" means any member or members for the time being of the Seller's Group.

12.	COSTS
Unless expressly otherwise provided in this Agreement, each of the parties shall bear its own legal, accountancy and other costs, charges and expenses connected with the sale and purchase of the Shares.

13.	NO SET OFF
All payments to be made by the Seller and/or the Buyer arising out of or in connection with or pursuant to this Agreement (or any Transaction Document) shall be made in full, without set-off or counterclaim and without any deduction or withholding whatsoever (including Tax) except to the extent required by law.

14.	WITHHOLDING TAX AND GROSSING-UP

14.1.
If a deduction or withholding in accordance with clause 13 is required to be made from any payment by a party, then such party shall pay such additional amount as will ensure that the net amount the payee receives and retains equals the full amount which it would have received and retained had the deduction or withholding not been required.

14.2.
Except in relation to any amounts payable pursuant to clause 3, if any Tax Authority brings any sum paid by a party under or pursuant to this Agreement (or any Transaction Document) into charge to Tax then such party shall pay such additional amount as will ensure that the total amount paid, less the tax chargeable on such amount is equal to the amount that would otherwise be payable under this Agreement (or the relevant Transaction Document).

15.	INTEREST
If any sum required to be paid by any party under this Agreement (or any Transaction Document) is not paid when it is due, such amount shall bear interest at the rate of three per cent. per annum over the base lending rate of Barclays Bank Plc from time to time, calculated on a daily basis for the period from the relevant due date for payment up to and including the date of actual payment.

16.	EFFECT OF COMPLETION
The Warranties (and the remedies of the Buyer in respect of any breach of the Warranties) and all other provisions of this Agreement, to the extent that they have not been performed by Completion, shall continue in force after and notwithstanding Completion and shall not be extinguished or affected by Completion or by any other event or matter except by a specific and duly authorised written waiver or release given under and in accordance with clause 20.3.

17.	FURTHER ASSURANCE
The Seller shall from time to time forthwith upon request from the Buyer, at the Seller’s expense, do, perform (or procure the doing or performance of) all acts and things, and execute and deliver (or procure the execution and delivery of) all documents, in either case, as may be required by law, whether on or after Completion, to vest in the Buyer the full legal and beneficial title to the Shares.

18.	ENTIRE AGREEMENT

18.1.
This Agreement contains the whole and only agreement between the parties relating to the subject matter of this Agreement, and therefore excludes any terms implied by law which may be excluded by contract, and supersedes any previous written or oral agreement between the parties (or any of them) in relation to matters dealt with in this Agreement.

18.2.
The Buyer acknowledges that it has not been induced to enter this Agreement by, and has not been given, any representation, warranty, statement, assurance, covenant, undertaking, indemnity, commitment or other agreement of any nature whatsoever which is not expressly incorporated into this Agreement.

18.3.
So far as is permitted by law and except in the case of fraud, each party agrees and acknowledges that its only right and remedy in relation to any representation, warranty or undertaking made or given in connection with this Agreement shall be for breach of the terms of this Agreement to the exclusion of all other rights and remedies (including those in tort or arising under statute).

18.4.	In this clause 18, this Agreement includes the Transaction Documents.

19.	INVALIDITY

19.1.
If at any time any provision of this Agreement shall be held to be illegal, void, invalid or unenforceable, in whole or in part, the provision shall apply with whatever deletion or modification is necessary so that the provision is legal, valid and enforceable and gives effect to the commercial intention of the parties.

19.2.
To the extent that it is not possible to delete or modify the provision, in whole or in part, under clause 19.1, then such provision or part of it shall, to the extent that it is illegal, invalid or unenforceable, be deemed not to form part of this Agreement and the legality, validity and enforceability of the remainder of this Agreement shall, subject to any deletion or modification made under clause 19.1, not be affected.

20.	VARIATION AND WAIVER

20.1.	No variation of this Agreement shall be effective unless in writing and signed by or on behalf of each of the parties.

20.2.
No failure or delay by any party (or time or indulgence given) in exercising any remedy, right, power or privilege under or in relation to this Agreement shall operate as a waiver of the same, nor shall any single or partial exercise of any remedy, right, power or privilege preclude any other or further exercise of the same or the exercise of any other remedy, right, power or privilege.

20.3.
No waiver by any party of any requirement, term, provision or condition of this Agreement, or of any remedy or right under this Agreement, and no consent granted under this Agreement, shall have effect unless in writing and signed by or on behalf of the waiving or consenting party and then only in the instance and for the purpose for which it is given.

21.	THIRD PARTY RIGHTS

21.1.
A person who is not a party to this Agreement who is given any rights or benefits under or in connection with clauses 8 and 10 (a “Third Party”) shall be entitled to enforce those rights or benefits against the parties in accordance with the Contracts (Rights of Third Parties) Act 1999.

21.2.	Save as provided in clause 21.1, the operation of the Contracts (Rights of Third Parties) Act 1999 is excluded.

21.3.
The parties may terminate, rescind or agree any variation, amendment, waiver or settlement of or under this Agreement in such a way as affects, or may affect, any rights or benefits of any Third Party which are directly enforceable against the parties under the Contracts (Rights of Third Parties) Act 1999 without the consent of such Third Party. For clarity, any Third Party may not veto any termination, rescission or agreement to any variation, amendment, waiver or settlement of or under this Agreement which is proposed by the parties and which affects, or may affect, the rights or benefits of such Third Party.

22.	COUNTERPARTS

22.1.
This Agreement may be executed in any number of counterparts, and by the parties on separate counterparts, but shall not be effective until each party has executed at least one counterpart. Each counterpart shall constitute an original of this Agreement, but all the counterparts shall together constitute one and the same agreement.

22.2.	Transmission of the executed signature page of a counterpart of this Agreement by:

22.2.1.	fax; or

22.2.2.	e-mail (in PDF, JPEG or other agreed format),
shall take effect as delivery of an executed counterpart of this Agreement. If either method of delivery is adopted, without prejudice to the validity of the Agreement thus made, each party shall provide the others with the original of such counterpart as soon as reasonably possible thereafter.

23.	NOTICES

23.1.	Any notice, demand or other communication to be given or made under or in connection with this Agreement (a “Notice”) shall be:

23.1.1.	in writing in the English language;

23.1.2.	signed by or on behalf of the party giving it; and

23.1.3.	delivered personally by hand, by fax, by pre-paid first class post (or by airmail if overseas) or by courier using an internationally recognised courier company.

23.2.	A Notice to the Seller shall be sent to the following address, or such other person or address as the Seller may notify to the other parties from time to time:

Address:	1735 Market St., Suite 200, Philadelphia, PA 19103 USA

Fax:	215-636-1233

Attention:	Chief Financial Officer
With a copy by post (which shall not constitute notice) to:

Dechert LLP (for the attention of Sean Geraghty, reference no. 145296), 160 Queen Victoria Street, London, EC4V 4QQ.

23.3.	A Notice to the Buyer shall be sent to the following address, or such other person or address as the Buyer may notify to the other parties from time to time:

Address:	2nd Floor, Enterprise House, Ocean Village, Southampton SO14 3XB, United Kingdom

Attention:	Mr. Simon Trippick
With a copy by post (which shall not constitute notice) to:
Shoosmiths LLP (for the attention of Mark Shepherd, reference MS/M-00509756), Russell House, 1550 Parkway, Solent Business Park, Whiteley, Hampshire PO15 7AG.

23.4.	In the absence of evidence of earlier receipt, any Notice served in accordance with clause 23.1 shall be deemed given:

23.4.1.	in the case of personal delivery by hand, at the time of delivery;

23.4.2.	in the case of fax, at the time of its transmission in legible form;

23.4.3.	in the case of first class post (other than airmail), at 10.00 am on the second Business Day after posting;

23.4.4.	in the case of airmail, at 10.00 am on the fifth Business Day after posting; and

23.4.5.	in the case of delivery by an internationally recognised courier company, on the date and at the time of signature of the courier’s delivery receipt.

23.5.	For the purposes of this clause 23:

23.5.1.	all times are to be read as local time in the place of deemed receipt; and

23.5.2.
if deemed receipt under this clause 23 is not within business hours (meaning 9.00 am to 5.30 pm on Monday to Friday on a day that is not a public holiday in the place of receipt), the Notice is deemed to have been received when business next starts in the place of receipt.

23.6.	To prove delivery, it is sufficient to prove that:

23.6.1.	if sent by pre-paid first-class post or airmail, the envelope containing the Notice or other communication was properly addressed and posted; or

23.6.2.	if sent by fax, the Notice or other communication was transmitted by fax to the fax number of the party.

23.7.	The provisions of this clause 23 shall not apply to the service of any proceedings or other documents in any legal action.

23.8.	Notice shall not be validly given if sent by email.

24.	GOVERNING LAW AND JURISDICTION

24.1.
This Agreement (and any dispute, controversy, proceedings or claim of whatever nature arising out of or in any way in connection with it or its subject matter or formation (including non-contractual disputes or claims)) shall be governed by and construed in accordance with the law of England.

24.2.
The parties irrevocably agree that the courts of England shall have exclusive jurisdiction to hear and decide any suit, action or proceedings and/or to settle any dispute or claim that arises out of or in any way in connection with this Agreement or its subject matter or formation (including non-contractual disputes or claims) and, for these purposes, each party irrevocably submits to the exclusive jurisdiction of the courts of England. Each party waives (and agrees not to raise) any objection, whether on the ground of inconvenient forum or venue or on any other ground, which it might have to the bringing of proceedings in such courts.

25.	AGENT FOR SERVICE OF PROCESS

25.1.
Without prejudice to any other permitted mode of service, the Seller agrees that service of any claim form, notice or other document for the purpose of any proceedings under clause 24 shall be duly served (if served by any of the methods permitted under clause 23) upon it to Law Debenture Corporate Services Limited of Fifth Floor, 100 Wood Street, London, EC2V 7EX, (such entity or any replacement agent appointed pursuant clause 25.2, the “Seller Agent”).

25.2.
If for any reason the Seller Agent appointed by the Seller at any time ceases to be able to act as agent or no longer has an address in England, the relevant party shall promptly appoint another person with an address in England to act as the Seller Agent and such party promptly notify the other parties of the appointment and the new Seller Agent’s name and address. If the party concerned does not make such an appointment within five Business Days of such cessation, then any other party may do so on its behalf and shall notify the other parties if it does so.

THIS AGREEMENT has been signed on the date first stated above.

[remainder of page intentionally blank]

/s/ Brian D. Short
SIGNED BY:	)	....................................................................
CDI CORPORATION	)	Director

/s/ Simon Trippick
SIGNED BY:	)	....................................................................
ANDERSELITE HOLDINGS LTD	)	Director

22099702.24